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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

BioReliance Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

090951104

(Cusip Number)

with a copy to:
GREGORY T. LUCIER	MARA H. ROGERS, ESQ.
Invitrogen Corporation	Fulbright & Jaworski L.L.P.
1600 Faraday Avenue	666 Fifth Avenue
Carlsbad, California 92008	New York, New York 10103
(760) 603-7200	(212) 318-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090951104

1.	Name of Reporting Person: Invitrogen Corporation		I.R.S. Identification Nos. of above persons (entities only): 33-0373077

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,263,941[1]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,263,941[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.9%[2]

14.	Type of Reporting Person (See Instructions): CO

[1]	Represents the aggregate number of shares of the Issuer’s common stock (including options to purchase 16,000 shares of common stock) held by certain stockholders of the Issuer and subject to the Voting and Tender Agreement with Invitrogen Corporation (“Invitrogen”) referred to in Item 4 below, which obligates the stockholders to vote such shares in favor of the proposed acquisition of the Issuer by Invitrogen and related matters, and with respect to which such stockholders granted Invitrogen a proxy granting Invitrogen the right to vote on each such stockholder’s behalf in favor of such matters. Invitrogen expressly disclaims beneficial ownership of any of the shares of the Issuer’s common stock subject to the Voting and Tender Agreement.

[2]	Based upon 8,399,481 shares of common stock of Issuer outstanding as of the close of business on November 30, 2003, as represented by the Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

CUSIP No. 090951104

1.	Name of Reporting Person: Baseball Acquisition Corporation		I.R.S. Identification Nos. of above persons (entities only): 20-0538273

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[3]
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,263,941[4]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,263,941[4]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.95%[5]

14.	Type of Reporting Person (See Instructions): CO

[3]	Baseball Acquisition Corporation (“Acquisition Corp.”), the reporting person identified above, is a wholly owned subsidiary of Invitrogen. Invitrogen has entered into the Voting and Tender Agreement.

[4]	Represents the aggregate number of shares of the Issuer’s common stock (including options to purchase 16,000 shares of common stock) held by certain stockholders and subject to the Voting and Tender Agreement, which obligates the stockholders to vote such shares in favor of the proposed acquisition of the Issuer by Invitrogen and related matters, and with respect to which such stockholders granted Invitrogen a proxy granting Invitrogen the right to vote on each such stockholder’s behalf in favor of such matters. Acquisition Corp. expressly disclaims beneficial ownership of any of the shares of the Issuer’s common stock subject to the Voting and Tender Agreement.

[5]	Based upon 8,399,481 shares of common stock of Issuer outstanding as of the close of business on November 30, 2003, as represented by the Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $0.01 per share (the “Company Shares”) of BioReliance Corporation, a Delaware corporation (“BioReliance” or the “Issuer”). The principal executive offices of the Issuer are located at 14920 Broschart Road, Rockville, Maryland 20850.

Item 2. Identity and Background

This statement is filed by Invitrogen Corporation, a Delaware corporation (“Invitrogen”) and Baseball Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Invitrogen (“Acquisition Corp.”). Invitrogen is a leading supplier of kits, reagents, sera and cell media and informatics software for life sciences research, drug discovery, and the production of biopharmaceuticals. Invitrogen offers a full range of products that enable researchers to understand the molecular basis of life and potential mechanisms of disease, as well as identify attractive targets for drug development. Invitrogen’s products are also used to support the clinical development and commercial production of biopharmaceuticals. Invitrogen’s and Acquisition Corp.’s principal offices are located at 1600 Faraday Avenue, Carlsbad, California 92008. Acquisition Corp. is a newly-incorporated corporation formed by Invitrogen for the purpose of acquiring the ownership of the Issuer.

The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of Invitrogen and Acquisition Corp., respectively, is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States unless otherwise noted in Schedule A.

Neither Invitrogen nor Acquisition Corp. nor, to the best of Invitrogen’s or Acquisition Corp.’s knowledge, any of the persons listed in Schedule A, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Merger Agreement described in Item 4 below, which was entered into by Invitrogen, Acquisition Corp. and the Issuer, provides that, subject to certain conditions, Acquisition Corp. will acquire the Company Shares in an all cash transaction. Under the terms of the Merger Agreement, Acquisition Corp. will make a tender offer to acquire all Company Shares for $48.00 per Company Share or such higher price as may be paid in the Offer (as defined below). Invitrogen estimates that the total amount of cash required to purchase all the Company Shares pursuant to the Offer and the Merger (as defined below), including cash payments to be made to holders of outstanding options of the Issuer, will be approximately $430 million. Acquisition will acquire all funds from Invitrogen, which currently expects to obtain the necessary funds to acquire the Company Shares from cash available and working capital.

The Voting and Tender Agreement described in Item 4 below was entered into by Invitrogen and the Stockholders (as defined below) listed in Item 4 as an inducement to Invitrogen to enter into the Merger Agreement described in Item 4. Invitrogen did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting and Tender Agreement. In addition, the Stockholders granted Invitrogen an irrevocable proxy for the purpose of voting the Company Shares covered by the Voting and Tender Agreement.

Item 4. Purpose of Transaction

The following summarizes certain provisions of the Merger Agreement (as defined below) and the Voting and Tender Agreement (as defined below). This summary is not a complete description of the Merger Agreement and the Voting and Tender Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto, and by reference to the Voting and Tender Agreement, which is filed as Exhibit 2 hereto, each of which is specifically incorporated herein by reference.

The purpose of the Offer (as defined below), the Merger Agreement and the Voting and Tender Agreement is to facilitate the acquisition by Acquisition Corp. of all of the outstanding Company Shares for cash.

On December 24, 2003, Invitrogen, Acquisition Corp. and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Acquisition Corp. with and into the Issuer (the “Merger”) for the consideration specified therein, with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Invitrogen (the “Surviving Corporation”). Pursuant to the Merger Agreement, in the Merger each outstanding Company Share of the Issuer (other than Company Shares owned by Invitrogen or Acquisition Corp. or that are held in treasury by the Issuer, and other than Company Shares held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the consideration specified in the Merger Agreement.

The Merger Agreement provides, among other things, for the commencement by Acquisition Corp. of an offer (the “Offer”) to acquire all Company Shares for $48.00 per share of Company Shares or such higher price as may be paid in the Offer (the “Per Share Amount”), in cash without interest, upon the terms and subject to the conditions of the Merger Agreement and the Offer Documents (as defined in the Merger Agreement).

Acquisition Corp. is not required to accept for payment or pay for, and may delay the acceptance for payment of, any tendered Company Shares and amend or terminate the Offer if, among other things, less than 51% of the Company Shares outstanding on a fully-diluted basis have been validly tendered and not withdrawn prior to the expiration of the Offer.

Promptly upon the purchase by Acquisition Corp. of any Company Shares pursuant to the Offer, Acquisition Corp. will be entitled to designate such number of directors, rounded up to the next whole number, as will give Acquisition Corp. representation on the board of directors of the Issuer (the “Board of Directors”) equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors multiplied by the percentage that the aggregate number of Company Shares beneficially owned by Acquisition Corp. or any affiliate of Acquisition Corp. (including such Company Shares as are accepted for payment pursuant to the Offer, but excluding Company Shares held by the Issuer or any of its subsidiaries) bears to the number of Company Shares outstanding, and the Issuer will be required to take all action necessary to cause Acquisition Corp.’s designees to be elected or appointed to the Issuer Board, including, without limitation, increasing the size of the Board of Directors and exercising its best efforts to secure the resignations of such number of directors as is necessary to enable Acquisition Corp.’s designees to be elected to the Board of Directors and shall cause Acquisition Corp.’s designees to be so elected.

At such time, the Issuer will also, upon the request of Acquisition Corp., cause individual directors designated by Acquisition Corp. to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Issuer Board and (ii) the board of directors of each subsidiary of the Issuer, and each committee thereof, that represents the same percentage as Acquisition Corp.’s designees represented on the Issuer Board.

Notwithstanding the foregoing, in the event that Acquisition Corp.’s designees are appointed or elected to the Board of Directors, the Issuer Board shall at all times until the effective time of the Merger (the “Effective Time”) have at least three directors who are directors on the date of the Merger Agreement or otherwise not affiliates of Invitrogen (the “Independent Directors”); provided that in the event that no Independent Directors remain, the other directors of the Issuer then in office shall designate one person to fill one of the vacancies who is not an officer, director, employee or affiliate of the Issuer or Invitrogen and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement.

Pursuant to the Merger Agreement, unless otherwise agreed by the parties to the Merger Agreement, at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A to the Merger Agreement and shall become the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Acquisition Corp. shall become the Bylaws of the Surviving Corporation; the officers of the Issuer shall remain the officers of the Surviving Corporation; and the directors of Acquisition Corp. shall become the directors of the Surviving Corporation. All Company Shares that are held in treasury by the Issuer will be automatically canceled and retired and will cease to exist.

Notwithstanding anything in the Merger Agreement to the contrary, following the time directors designated by Acquisition Corp. constitute a majority of the Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (w) amend or terminate the Merger Agreement on behalf of the Issuer, (x) exercise or waive any of the Issuer’s rights or remedies hereunder, (y) extend the time for performance of Acquisition Corp.’s obligations hereunder or (z) take any other action by the Issuer in connection with the Merger Agreement required to be taken by the Board of Directors.

Pursuant to the Merger Agreement, the Issuer granted to Invitrogen and Acquisition Corp. an irrevocable option (the “Top-Up Option”), such option to be exercisable only after Acquisition Corp. has purchased and paid for Company Shares constituting 88% of the then outstanding Company Shares, to purchase, at a price per share equal to the Per Share Amount, a number of Company Shares (the “Top-Up Option Shares”), not to exceed 1,682,784 Shares, that, when added to the number of Company Shares owned by Invitrogen or Acquisition Corp. or any wholly-owned subsidiary of Invitrogen or Acquisition Corp. at the time of exercise of the Top-Up Option, constitutes one share of Issuer Common Stock more than 90% of the number of Company Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares.

In connection with the execution of the Merger Agreement, in order to induce Invitrogen to enter into the Merger Agreement, Invitrogen and each of Sidney R. Knafel (holder of record of 581,922 Company Shares and options to purchase an additional 16,000 Company Shares), Douglas R. Knafel 1978 Trust (holder of record of 459,974 Company Shares), Andrew G. Knafel 1978 Trust (holder of record of 459,974 Company Shares), Douglas R. and Andrew G. Knafel 1976 Trust (holder of record of 281,289 Company Shares), Douglas R. Knafel 1983 Trust (holder of record of 280,810 Company Shares), Andrew G. Knafel (holder of record of 197,566 Company Shares), Knafel Family Foundation (holder of record of 291,909 Company Shares), Estate of Susan R. Knafel (holder of record of 59,010 Company Shares) and ICI Communications, Inc. (holder of record of 635,487 Company Shares) (each a “Stockholder” and collectively, the “Stockholders”), entered into a Voting and Tender Agreement dated December 24, 2003 (the “Voting and Tender Agreement”).

Pursuant to the Voting and Tender Agreement, each Stockholder has agreed to tender, pursuant to and in accordance with the terms of the Offer, his, her or its Company Shares and to vote (or cause to be voted) the Company Shares held by such Stockholder (i) in favor of the adoption and approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (ii) against any action, proposal, transaction or agreement that would directly or indirectly result in a breach of any covenant, representation, warranty or other obligation or agreement of Issuer set forth in the Merger Agreement or of the Stockholders set forth in the Voting and Tender Agreement; and (iii) except with the prior written consent of Invitrogen, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Company Takeover Proposal (as defined in the Merger Agreement), or (B) any other action or proposal involving Issuer or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. In addition, each Stockholder has agreed that until the Expiration Date (as defined in the Voting and Tender Agreement) (i) such Stockholder shall not cause or permit any transfer of any of the Company Shares (other than Permitted Transfers (as defined in the Voting and Tender Agreement)) to be effected unless each person to which any of such Company Shares, or any interest in any of such Company Shares, is or may be transferred shall have executed a counterpart of the Voting and Tender Agreement (with such modifications as Invitrogen may reasonably request) and agreed to hold such Company Shares (or interest in such Company Shares) subject to all of the terms and provisions of the Voting and Tender Agreement and (ii) such Stockholder will ensure that none of the Company Shares owned by such Stockholder is deposited into a voting trust and no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Company Shares owned by such Stockholder. Pursuant to the Voting and Tender Agreement, (i) each Stockholder agreed that, except as otherwise provided in the Voting and Tender Agreement, it would not, and would cause its representatives not to, directly or indirectly initiate, solicit, or knowingly encourage any inquiries or the making or implementation of any Company Takeover Proposal or participate in any discussions or negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Company Takeover Proposal, or otherwise facilitate any effort or attempt to make or implement a Company Takeover Proposal; and (ii) each Stockholder appointed Invitrogen (or its designee) as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to the Company Shares as provided in the first sentence of this paragraph, and agreed to take such further action or execute such other instruments as may be necessary under applicable law to effectuate the intent of the proxy, which is irrevocable. The proxy and power of attorney terminate upon termination of the Voting and Tender Agreement.

The Voting and Tender Agreement terminates upon the earliest to occur of (i) the termination of the Voting and Tender Agreement by mutual written consent of Invitrogen and the Stockholders holding a majority of the Company Shares; (ii) the Effective Time (as defined in the Merger Agreement); and (iii) the termination of the Merger Agreement in accordance with its terms.

The tender of Company Shares pursuant to the Offer will reduce the number of Company Shares that might otherwise trade publicly and will reduce the number of holders of Company Shares and could adversely affect the liquidity and market value of the remaining Company Shares held by the public.

Invitrogen and Acquisition Corp. intend to cause the Issuer to apply for termination of registration of the Company Shares under the Securities and Exchange Act of 1934 (the “Exchange Act”) as soon as possible after the completion of the Offer as the requirements for such termination are met. If registration of the Company Shares is not terminated prior to the Merger, the Company Shares will cease to be quoted on The Nasdaq Stock Market and the registration of the Company Shares under the Exchange Act will be terminated following completion of the Merger.

Item 5. Interest in Securities of the Issuer

(a) – (b) By reason of the Voting and Tender Agreement, Invitrogen and Acquisition Corp. may be deemed to be the beneficial owner (with shared power to vote) of 3,263,941 Company Shares, the aggregate number of Company Shares (including options to purchase 16,000 Company Shares) held by the Stockholders and subject to the Voting and Tender Agreement. This represents approximately 38.9% of the outstanding Company Shares, based upon 8,399,481 Company Shares outstanding as of the close of business on November 30, 2003, as represented by BioReliance in the Merger Agreement. Invitrogen and Acquisition Corp. do not control the voting of such Company Shares with respect to matters other than those set forth in the Voting and Tender Agreement, and do not possess any other rights of a stockholder of the Issuer with respect to such Company Shares. Invitrogen and Acquisition Corp. therefore expressly disclaim beneficial ownership of any of the Company Shares subject to the Voting and Tender Agreement. To Invitrogen’s and Acquisition Corp.’s knowledge, no Company Shares are beneficially owned by any of the persons identified on Schedule A to this Schedule 13D.
(c) To the best knowledge of Invitrogen and Acquisition Corp., no transactions relating to the Company Shares have been effected in the past 60 days by any person named pursuant to Item 2.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, Invitrogen anticipates that it will acquire the entire equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting and Tender Agreement described in Item 4 to this Statement, to the best knowledge of Invitrogen and Acquisition Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to the Company Shares.

Item 7. Material to Be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, Acquisition Corp. and BioReliance (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BioReliance on January 5, 2004).

2. Voting and Tender Agreement, dated as of December 24, 2003, by and among Invitrogen and Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by BioReliance on January 5, 2004).

3. Joint Filing Agreement by and between Invitrogen and Acquisition Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 5, 2004.

INVITROGEN CORPORATION

By:	/s/ C. Eric Winzer
Name: C. Eric Winzer
Title: Chief Financial Officer

BASEBALL ACQUISITION CORPORATION

By:	/s/ John D. Thompson
Name: John D. Thompson
Title: President and Chief Executive Officer

EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, Acquisition Corp. and BioReliance (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BioReliance on January 5, 2004).

2. Voting and Tender Agreement, dated as of December 24, 2003, by and among Invitrogen and Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by BioReliance on January 5, 2004).

3. Joint Filing Agreement by and between Invitrogen and Acquisition Corp.

SCHEDULE A

INVITROGEN CORPORATION

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Invitrogen Corporation are set forth below. Unless otherwise indicated, each individual’s business address is c/o Invitrogen Corporation, 1600 Faraday Avenue, Carlsbad, California 92008. Each person is a citizen of the United States unless otherwise indicated.

NAME AND BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Bradley G. Lorimier	Chairman of the Board of Directors of Invitrogen

Gregory T. Lucier	President, Chief Executive Officer and Director of Invitrogen

Raymond V. Dittamore	Director of Invitrogen, QUALCOMM Incorporated, Gen-Probe Incorporated and Applied Molecular Evolution, Inc.

James R. Glynn	Director of Invitrogen

Donald W. Grimm	Partner, Hamilton-Apex LLC; Director of Invitrogen

Balakrishnan S. Iyer	Senior Vice President and Director, Conexant Systems, Inc.; Director of Invitrogen, Skyworks Solutions, Inc. and Qlogic Corporation

David E. McCarty	Director of Invitrogen

William J. Mercer	Managing Member, Avocet Ventures, LLC; Director of Invitrogen

Jay M. Short, Ph.D.	President, Chief Executive Officer, Chief Technology Officer and Director, Diversa Corporation; Director of Invitrogen

C. Eric Winzer	Chief Financial Officer of Invitrogen

John D. Thompson	Senior Vice President, Corporate Development of Invitrogen

John A. Cottingham	Vice President, General Counsel and Secretary of Invitrogen

Daryl J. Faulkner	Senior Vice President, Global Business Segments of Invitrogen

Claude D. Benchimol (France)	Senior Vice President, R&D Corporate of Invitrogen

Benjamin Bulkley	Senior Vice President, Commercial Operations of Invitrogen

Ann M. McCormick	Vice President, Operations of Invitrogen

Victor N. Nole, Jr.	President, Biological Production of Invitrogen

John M. Radak	Vice President, Finance of Invitrogen

Joe Rodriguez	Senior Vice President, Human Resources of Invitrogen

Lewis J. Runchey	Vice President, Human Resources of Invitrogen

BASEBALL ACQUISITION CORPORATION

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Baseball Acquisition Corporation are set forth below. Unless otherwise indicated, each individual’s business address is c/o Baseball Acquisition Corporation, 1600 Faraday Avenue, Carlsbad, California 92008. Each person is a citizen of the United States unless otherwise indicated.

NAME AND BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

John D. Thompson	Director of Baseball Acquisition Corporation; President and Chief Executive Officer of Baseball Acquisition Corporation; Senior Vice President, Corporate Development of Invitrogen

C. Eric Winzer	Director of Baseball Acquisition Corporation; Chief Financial Officer of Baseball Acquisition Corporation; Chief Financial Officer of Invitrogen

John A. Cottingham	Director of Baseball Acquisition Corporation; Secretary of Baseball Acquisition Corporation; Vice President, General Counsel and Secretary of Invitrogen